Exhibit 99.1

FLEET STATUS REPORT
NYSE: PACD

As of April 8, 2019
Updates noted in bold and blue

				Contract (1)
						Contractual
				Start/	Estimated	Dayrate
Rig Name	Delivery	Client	Location	Estimated Start	Expiration	(US$000's)	Comments
Pacific Bora	2010	Eni (2)	Nigeria	November 2018	May 2019	150	Two firm wells with one option well (each well estimated at approximately 60 days of work).
Pacific Mistral	2011	—	Las Palmas	—	—	—	Smart Stacked.
Pacific Scirocco	2011	—	Las Palmas	—	—	—	Smart Stacked.
Pacific Santa Ana	2011	Total	Senegal/Mauritania	April 2019	May 2019	Not disclosed	Contract to operate in Senegal for one firm well and in Mauritania for two option wells.
		Petronas	Mauritania	July 2019	June 2020	296	Option exercised for Phase II of the plug and abandonment project. Dayrate includes an integrated services package.
Pacific Khamsin	2013	—	Las Palmas	—	—	—	Ramping up for contract.
		Equinor	USGoM	November 2019	January 2020	Not disclosed	Contract to operate in USGOM for one firm well with three option wells.
Pacific Sharav	2014	Chevron	USGoM	August 2014	August 2019	551
		Chevron	USGoM	September 2019	November 2019	Not disclosed	Extension for one firm well and three additional option wells.
Pacific Meltem	2014	—	Las Palmas	—	—	—	Smart Stacked.

 (1) Contract start and expiration dates do not include option periods.

(2) Contract with Nigerian AGIP Exploration Limited, a subsidiary of Eni.

FLEET STATUS REPORT NYSE: PACD
As of April 8, 2019

Forward Looking Statements: Certain statements and information contained in this Fleet Status Report constitute “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, and are generally identifiable by their use of words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “intend,” “our ability to,” “may,”  “plan,” “potential,” “predict,” “project,” “projected,” “should,” “will,” “would”, or other similar words which are not generally historical in nature. The forward-looking statements speak only as of the date hereof, and we undertake no obligation to publicly update or revise any forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise.

Our forward-looking statements express our current expectations or forecasts of possible future results or events, including future financial and operational performance and cash balances; revenue efficiency levels; market outlook; forecasts of trends; future client contract opportunities; future contract dayrates; our business strategies and plans or objectives of management; estimated duration of client contracts; backlog; expected capital expenditures; projected costs and savings; and the potential impact of our completed Chapter 11 proceedings on our future operations and ability to finance our business.

Although we believe that the assumptions and expectations reflected in our forward-looking statements are reasonable and made in good faith, these statements are not guarantees, and actual future results may differ materially due to a variety of factors. These statements are subject to a number of risks and uncertainties and are based on a number of judgments and assumptions as of the date such statements are made about future events, many of which are beyond our control. Actual events and results may differ materially from those anticipated, estimated, projected or implied by us in such statements due to a variety of factors, including if one or more of these risks or uncertainties materialize, or if our underlying assumptions prove incorrect.

Important factors that could cause actual results to differ materially from our expectations include: the global oil and gas market and its impact on demand for our services; the offshore drilling market, including reduced capital expenditures by our clients; changes in worldwide oil and gas supply and demand; rig availability and supply and demand for high-specification drillships and other drilling rigs competing with our fleet; costs related to stacking of rigs; our ability to enter into and negotiate favorable terms for new drilling contracts or extensions; our ability to successfully negotiate and consummate definitive contracts and satisfy other customary conditions with respect to letters of intent and letters of award that we receive for our drillships; possible cancellation, renegotiation, termination or suspension of drilling contracts as a result of mechanical difficulties, performance, market changes or other reasons; our ability to execute our business plans; the effects of our completed Chapter 11 proceedings on our future operations; and the other risk factors described under the heading “Risk Factors” in our 2018 Annual Report on Form 20-F and our Current Reports on Form 6-K. These documents are available through our website at www.pacificdrilling.com or through the SEC’s website at www.sec.gov.